SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

- Press Release dated April 10, 2007;
- Press Release dated April 11, 2007;
- Press Release dated April 11, 2007;

Press Release
ENEL: THE BOARD OF DIRECTORS RESOLVES TO LAUNCH A JOINT TENDER OFFER WITH ACCIONA ON ENDESA AS SOON AS IT IS LEGALLY POSSIBLE
•	The CEO, Fulvio Conti, has been accorded the necessary powers to carry out the transaction.
•	The price will be 41 euros per share cash plus interest accrued from 26 March 2007, and adjusted for any dividends distributed by Endesa before the results of the offer are made public.
•	A number of financial transactions were approved to cover commitments related to this offer.
Rome, April 10, 2007 — The Board of Directors of Enel S.p.A (Enel) met late yesterday under the chairmanship of Piero Gnudi and resolved to launch a tender offer, which will be carried out by its subsidiary Enel Energy Europe S.r.l. (EEE) jointly with Acciona S.A. (Acciona) to acquire all of the outstanding share capital of Endesa S.A. (Endesa). The Board of Directors of Enel has also conferred upon its Chief Executive Officer, Fulvio Conti, the broadest powers required to carry out the transaction.
Among his powers, the Chief Executive Officer will set the timing and the characteristics of the offer that will be made in Spain, Chile and the United States as soon as it will be legally possible.
The launch of the joint tender offer assumes that the condition of the offer launched by E.ON A.G. (E.ON) concerning the acceptance of at least 50.01% of Endesa share capital is not met, and that E.ON does not waive such condition precedent of its offer.
The transaction will be carried out according to the terms and conditions already set in the press release of March 26, 2007, and it envisages a cash payment of 41 euros per share, plus interest accrued from March 26, 2007, the date of the agreement between Enel and Acciona. This amount will be adjusted for any dividends distributed by Endesa before the results of the offer are made public.

In order to satisfy the financial commitments relating to the joint tender offer described above, the Board of Directors of Enel has also approved the following transactions:
- the subscription of a 35 billion euros syndicated term loan facility. The principal amount of this credit line will fully cover all financing requirements related to the acquisition of Endesa’s shares by the Enel Group. This credit line is made up of three tranches consisting of:
•	10 billion euros with a 1-year maturity (subject to a term-out option for a further 18 months);
•	15 billion euros with a 3-year maturity;
•	10 billion euros with a 5-year maturity.
The interest rate applicable to this credit line will vary depending on Enel’s rating from time to time. The credit line can be fully or partially prepaid with no penalties.
The transaction has been entirely underwritten by a group of banks made up by bookrunners Mediobanca, UBS Limited, Intesa San Paolo Banca IMI, Unicredit Markets & Investment Banking, Banco di Santander, which will act as bookrunners. In the next few days the group of banks could be enlarged to include other institutions which will act as mandated lead arrangers.
Moreover, in order to refinance this transaction and to restructure the debt of the Group, the Board of Directors has also approved:
- renewal of the medium term notes programme by Enel and Enel Finance International S.A., whose amount will be raised from 10 to 25 billion euros;
- one or more Enel’s bond issues, in euros or other currency, to be placed with institutional investors by December 31, 2007 in an aggregate amount corresponding to 5 billion euros. In this regard, the Board of Directors of Enel conferred upon its Chief Executive Officer powers to set amounts, currencies, timing and characteristics for any single issue as well as the power to apply for potential listings on the Italian stock exchange and/or foreign stock exchanges.
Enel will inform financial markets in a timely manner regarding both the actual presentation of the public offer on Endesa shares, and the financial operations related to the transaction, as soon as they are carried out by the Chief Executive Officer according to his mandate.

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A. and Acciona, S.A. regarding the proposed tender offer for Endesa, S.A. when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A. and Acciona, S.A. with the SEC on the SEC’s web site at www.sec.gov. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
This release may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Press Release
ENEL AND ACCIONA LAUNCH 41.3 EUROS PER SHARE TENDER OFFER FOR ENDESA
Madrid/Rome, April 11, 2007 — Enel S.p.A. (Enel), through its subsidiary Enel Energy Europe S.r.l., (EEE) and ACCIONA, S.A. (Acciona), following the announcement of the unsuccessful outcome of the tender offer for shares in ENDESA, S.A. (Endesa) launched by E.ON Zwölfte Verwaltungs GmbH, filed today before the Comision Nacional del Mercado de Valores (CNMV) a joint tender offer for 100% of the shares of Endesa.
The main terms for the offer are the following:
1.	The Offer is launched for 100% of the issued shares in Endesa, namely 1,058,752,117 shares of € 1.20 par value each.
2.	The consideration offered to any accepting shareholder of Endesa is 41.3 euros per share of Endesa, payable fully in cash. This consideration results from the 41 euros price per share of Endesa previously announced by the Offerors on March 26, 2007, increased by the interest that would accrue on such amount at a three-month EURIBOR rate for the period running from March 26, 2007 until May 31, 2007 (rounded upwards).

The Offer consideration will be reduced to reflect the gross effect of any dividends, distributions, other similar concepts, splits or share dividends effective from the date hereof through the date on which the result of the Offer is published (both dates included).

3.	Any payment obligations resulting from the Offer shall be secured pursuant to a bank guarantee to be filed with the CNMV within a two business day period as provided for under Royal Decree 1197/1991, dated July 26, governing tender offers.

4.	The completion of the Offer is subject to full satisfaction or waiver of any and all of the following conditions:
(i) that the shares of Endesa tendered in the Offer, together with any shares of Endesa held directly or indirectly by the Offerors, represent more than 50% of the share capital of Endesa; and
(ii) that, before the end of the Offer acceptance period, a) Endesa’s General Shareholders Meeting passes the relevant resolutions to amend the company’s by-laws and, generally, remove the shareholders voting rights limits and other restrictions related to the composition of the Board of Directors, b) such resolutions become registered with the Madrid Commercial Registry (“Registro Mercantil”).
5.	The Offerors shall notify the concentration resulting from this Offer to the European Commission pursuant to Regulation (EC) 139/2004, dated January 20, on the control of concentrations between undertakings, and will also file any applicable notifications with the antitrust authorities of any other jurisdiction.
6.	The Offer is subject, legally, to any applicable administrative authorizations. To that end, the Offerors will file the relevant applications for authorization and notifications with the National Energy Commission (Comisión Nacional de Energía) and with the Spanish Energy General Secretariat (Secretaría General de Energía) of the Ministry of Industry, Tourism and Commerce (Ministerio de Industria, Turismo y Comercio) as well as with any administrative authorities of any other jurisdiction.
7.	Given that the shares in Endesa are admitted to trading on the New York Stock Exchange as ADSs (American Depositary Shares) and on the Off Shore Exchange (Registro de Valores Extranjeros) in Santiago de Chile, the Offerors shall comply with any applicable legal regulations requiring the launching or extension of the Offer, as the case may be, to such jurisdictions.
8.	Once the Offer is authorized and announced by the CNMV, the relevant prospectus and accompanying documentation shall be made available to the general public as and when required by applicable laws.

This press release contains information on Acciona, S.A. (Acciona), Enel S.p.A. (Enel) and their affiliates in connection with a tender offer (the “Tender Offer”) for 100% of the shares of Endesa, S.A. (Endesa).
This press release should be read together with the prospectus that, in connection with the Tender Offer, was filed with the Comisión Nacional del Mercado de Valores on the date hereof. As soon as practicable, Acciona and Enel will file a prospectus with the Securities and Exchange Commission (SEC). Such prospectus will be provided to shareholders of Endesa in accordance with applicable law to the extent required or permitted thereby.
Further, analysts and investors should carefully review all of the filings made by Acciona and Enel with the CNMV and with the SEC; those filings contain important information about Acciona and Enel, their beneficial ownership of Endesa shares, the Tender Offer, the transactions contemplated thereby, and other related matters. All of the information referred to in this paragraph is or will become publicly available at www.cnmv.es and www.sec.gov, and must be considered reproduced in this release.
The implementation of the Tender Offer is subject to various conditions, authorizations, contingencies and other significant requirements and constraints deriving from applicable laws and regulations. Further, to the extent permitted under applicable law, as long as it is permitted under the applicable law, Acciona and Enel reserve their right to amend, supplement, waive or rescind any of the terms of the Tender Offer as they may agree from time to time. As a result of the foregoing, analysts and investors should not rely on this press release or on the Tender Offer prospectus as an assurance that any or all of the transactions envisaged in said documents will be necessarily completed or implemented. Further, analysts and investors are urged to read the Tender Offer prospectus and to seek legal advice in order to fully understand the terms, conditions, risks and contingencies to which the Tender Offer is subject to.
This press release has the purpose of summarizing and explaining certain key provisions of the Tender Offer for the benefit of the shareholders of Acciona and Enel, other investors in Endesa and the market in general. By preparing and releasing this press release, none of Acciona and Enel intends to recommend or suggest, directly or indirectly, any investment strategy in connection with Acciona, Enel, Endesa or any other company, or with any securities issued by any such persons. This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in any such jurisdiction into which this press release is released, published or distributed should inform themselves about and observe such restrictions.
Additional Important Information for U.S. Investors
Acciona and Enel will file with the SEC a statement on Schedule TO that will include an offer to purchase, a letter of transmittal and related documents. The offer to purchase, letter of transmittal and related documents will also be mailed to U.S. holders of record of Endesa shares and holders of ADSs representing Endesa shares, and be made available for distribution to beneficial owners of Endesa shares and ADSs. The solicitation of offers to buy the Endesa shares and ADSs will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, U.S. stockholders should carefully read those materials (as well as any amendments and supplements to those materials) prior to making any decisions with respect to the tender offer because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, U.S. stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain such materials for free from Acciona and Enel or their duly designated agent.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements in its general meaning and within the meaning of Spanish applicable law regarding securities markets. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations, estimates regarding future growth of Acciona, Enel, Endesa and other companies, as well of the global business, market share, financial results and other aspects of the activity and situation relating to those companies. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this press release. None of Acciona or Enel undertakes any obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, change in Acciona’s or Enel’s business or acquisition strategy to reflect the occurrence of unanticipated events.

Press Release
ENEL: THE BOARD OF DIRECTORS SUPPLEMENTS THE AGENDA OF THE SHAREHOLDERS’ MEETING
Rome, April 11, 2007 — The Board of Directors of Enel, meeting today under the chairmanship of Piero Gnudi, has supplemented the agenda of the Shareholders’ Meeting called to approve the 2006 financial statements.
Following the supplement, the Shareholders’ Meeting is called to convene on May 23 (first call on both ordinary and extraordinary session), May 24 (second call on extraordinary session) and May 25 (second call on ordinary session and third call on extraordinary session).
The Shareholders’ Meeting will be asked to approve a number of amendments to the bylaws to bring them into compliance with changes made to the Unified Financial Act (Legislative Decree n. 58/1998) by the Law on the protection of savings (Law n. 262/2005) and the related corrective decree (Legislative Decree n. 303/2006).
The amendments to the bylaws are intended first and foremost to ensure that the lists of director candidates contain an adequate number of persons meeting independence requirements provided for by law and that such number is maintained over the Board’s term in office. In addition, the lists of director candidates must receive a sufficient number of votes (not less than half the percentage required to present a list) for the persons on the lists to be appointed directors. Finally, requisites of professionalism are established for the executive in charge of preparing the corporate accounting documents.
At today’s meeting, the Board of Directors, acting on the basis of the powers granted to it in the bylaws, approved two additional changes to the bylaws to bring them into line with the Unified Financial Act as amended by the Law on the protection of savings. The changes regard the appointment of the regular statutory auditor nominated by minority shareholders as the chairperson of the Board of Statutory Auditors and rules governing the individual powers of the members of the Board of Statutory Auditors. These changes were adopted directly by the Board of Directors as they involved cases of mere adjustment of corporate bylaws to law provisions, whereas the amendments to the bylaws that will be submitted to the Shareholders’ Meeting as indicated above allow a degree of discretion in determining their specific contents, which requires shareholders approval.
The Shareholders’ Meeting will also be asked to authorise the Board of Directors to increase share capital by a maximum of 27,920,000 euros to serve the 2007 stock option plan addressed to Enel Group executives. The guidelines for the plan were approved by the Board of Directors at its meeting of March 27, 2007 and will be submitted for approval at the upcoming Shareholders’ Meeting, as previously announced.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli
Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: April 11, 2007